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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                      -------------------------------------

                         HALLWOOD REALTY PARTNERS, L.P.
                                  (NAME OF ISSUER)

                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS

                         (TITLE OF CLASS OF SECURITIES)

                                     40636T5

                                 (CUSIP NUMBER)


                      -------------------------------------

                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                      -------------------------------------

                                JANUARY 30, 2003

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------                            ---------------------
CUSIP NO. 4063T5                 SCHEDULE 13D            (PAGE 2 OF 6)
--------------------------                            ---------------------

---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners, L.P.  / 13-3700768
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                                 --

                                                            (b)  / /
                                                                 --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)    / /
                                      --

---------------------------------------------------------------------------
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
---------------------------------------------------------------------------
              -------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES          218,217
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              -------------------------------------------------------------
              -------------------------------------------------------------
               8   SHARED VOTING POWER
                   0
              -------------------------------------------------------------
              -------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
                   218,217
              -------------------------------------------------------------
              -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
              -------------------------------------------------------------
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     218,217
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                   / /
                                                                --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.72%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------

*     See Instructions

--------------------------                            ---------------------
CUSIP NO. 4063T5                 SCHEDULE 13D            (PAGE 3 OF 6)
--------------------------                            ---------------------

---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners III, L.P.  /  13-4011515
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  / /
                                                                 --

                                                            (b)  / /
                                                                 --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                             / /
                                                               --

---------------------------------------------------------------------------
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
---------------------------------------------------------------------------
              -------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES          2,708
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              -------------------------------------------------------------
              -------------------------------------------------------------
               8   SHARED VOTING POWER
                   0
              -------------------------------------------------------------
              -------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
                   2,708
              -------------------------------------------------------------
              -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
              -------------------------------------------------------------
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,708
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         / /
                                                                      --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.17%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------

*     See Instructions

--------------------------                            ---------------------
CUSIP NO. 4063T5                 SCHEDULE 13D            (PAGE 4 OF 6)
--------------------------                            ---------------------

---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Holdings II, L.L.C.   /   13-4095950
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  / /
                                                                 --

                                                            (b)  / /
                                                                 --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                  / /
                                                                    --

---------------------------------------------------------------------------
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
---------------------------------------------------------------------------
              -------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES          27,069
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              -------------------------------------------------------------
              -------------------------------------------------------------
               8   SHARED VOTING POWER
                   0
              -------------------------------------------------------------
              -------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
                   27,069
              -------------------------------------------------------------
              -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
              -------------------------------------------------------------
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     27,069
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      / /
                                                                   --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.70%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IA
---------------------------------------------------------------------------

*     See Instructions

           This Amendment No. 14 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the units representing limited partnership interests (the "Units" or "Shares") of Hallwood Realty Partners, L.P., a publicly traded Delaware limited partnership (the "Partnership"), previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham Holdings II, L.L.C. ("Holdings II" and together with Gotham and Gotham III, the "Reporting Persons"), a Delaware limited liability company. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

           Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

           Item 4 is hereby amended and supplemented to add the following information:

           (a) - (j) On January 30, 2003, the Reporting Persons announced that they have engaged Bear, Stearns & Co. Inc. ("Bear Stearns") to sell all or substantially all of the Units held by the Reporting Persons. The terms of Bear Stearns' engagement includes a base transaction fee, as well as an incentive fee of 10% of the value of aggregate consideration in excess of $100 per Unit.

           The Reporting Persons remain committed to seeing through to its conclusion the derivative litigation, entitled Gotham Partners, L.P. v. Hallwood Realty Partners, L.P., et al., C.A. No. 15754-NC (the "Derivative Litigation"), that they have prosecuted since 1997 on behalf of all limited partners, and will retain the requisite Units to do so. In the Derivative Litigation, the Supreme Court of Delaware issued an order and opinion on August 29, 2002, affirming the findings of the Chancery Court, which held, among other things, that the Partnership's general partner and its affiliates had breached their fiduciary duties to the Partnership. On Gotham's successful appeal, the Supreme Court remanded the case for reconsideration of remedies.

           In addition to and in light of the foregoing matters, the Reporting Persons intend to review their holdings in the Partnership on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged or may in the future engage, legal and other financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to the Partnership and their holdings in the Partnership. In respect of that review, and depending upon, among other things, the Reporting Person's respective binding legal obligations, if any, current and anticipated future trading prices for the Partnership's equity, the financial condition, results of operations and prospects of the Partnership and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies, including, among other things: (i) proposing or taking actions with the purpose and/or effect of causing the Partnership to engage in self-tender or buyback of Units; (ii) continued ownership of the Partnership's equity currently beneficially owned by the Reporting Persons; (iii) acquiring additional securities of the Partnership in the open market, in privately negotiated transactions or otherwise; (iv) a sale or transfer of a material amount of assets of (A) the Reporting Persons and/or their affiliates to the Partnership and/or its affiliates or (B) the Partnership and/or any of its affiliates to the Reporting Persons and/or their affiliates; (v) proposing or seeking a business combination with the Partnership or otherwise proposing or seeking to take control of the Partnership or otherwise effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Partnership, the Reporting Persons or any of their respective subsidiaries and/or affiliates or assets; (vi) or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

           There can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Partnership, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

           Except as set forth above, the prior disclosure as set forth on the
Schedule 13D remains in full force and effect.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

           The information contained in Item 4 is incorporated herein by reference as if restated in full.

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 30, 2003

                               GOTHAM PARTNERS, L.P.


                               By: Section H Partners, L.P.,
                               its general partner

                               By: Karenina Corporation,
                               a general partner of Section H
                               Partners, L.P.


                               By:  /s/ William A. Ackman
                                  -------------------------------------
                                   President
                                   William A. Ackman

                               GOTHAM PARTNERS III, L.P.


                               By: Section H Partners, L.P.,
                               its general partner

                               By: Karenina Corporation,
                               a general partner of Section H
                               Partners, L.P.


                               By:   /s/ William A. Ackman
                                  -------------------------------------
                                  President
                                  William A. Ackman


                               GOTHAM HOLDINGS II, L.L.C.


                               By:   Gotham Holdings Management LLC,
                               the Manager


                               By:  /s/ William A. Ackman
                                  -------------------------------------
                                   Senior Managing Member
                                   William A. Ackman